Exhibit 12.1

HEXION SPECIALTY CHEMICALS, INC.

Statement regarding Computation of Ratios

(Amounts in millions of dollars)

	Pro forma Year ended December 31, 2009	Year ended December 31,
		2009	2008	2007	2006	2005 (1)
Pre-tax (loss) income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities	$(202)	$95	$(1,204)	$(23)	$(80)	$(28)

Fixed Charges
Interest expensed and capitalized	301	228	304	311	245	207
Loss on extinguishment of debt	—	—	—	—	121	17
Interest element of lease costs (2)	12	12	13	10	9	9
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	33	30

Total fixed charges	313	240	317	321	408	263

Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	111	335	(887)	297	292	205
Ratio of earnings to fixed charges (3)	N/A	1.40	N/A	N/A	N/A	N/A

(1)	Includes data for Bakelite from date of acquisition by Borden Chemical on April 29, 2005.
(2)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.
(3)	Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $58, $113, $23 and $1,204 for the years ended December 31, 2005, 2006, 2007 and 2008, respectively.